25 BOUGH STREET, INC.
Financial Statements
December 31, 2020

TABLE OF CONTENTS

Financial Statements

25 Bough Street Inc.
A Public Benefit Corporation
Balance Sheet
As of December 31, 2020

ASSETS	
Current Assets	
Checking/Savings	
Wefunder Escrow Account	46,114.00
Total Checking/Savings	46,114.00
Other Current Assets	
Undeposited Escrow Funds	1,171.00
Total Other Current Assets	1,171.00
Total Current Assets	47,285.00
TOTAL ASSETS	**47,285.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Crowd Funding Fees Payable	3,546.38
Total Other Current Liabilities	3,546.38
Total Current Liabilities	3,546.38
Total Liabilities	3,546.38
Equity	
Capital Stock	47,285.00
Net Income	-3,546.38
Total Equity	43,738.62
TOTAL LIABILITIES & EQUITY	**47,285.00**


25 Bough Street Inc.
A Public Benefit Corporation
Profit Loss
June 29 through December 31, 2020


Ordinary Income/Expense	
Expense	
Crowd Funding Fees	3,546.38
Total Expense	3,546.38
Net Ordinary Income	-3,546.38
Net Income	**-3,546.38**

25 Bough Street, Inc.
Statement of Shareholders' Equity
December 31, 2020

LIABILITIES & EQUITY	
Equity	
Capital Stock	47,285.00
Total Equity	47,285.00

25 BOUGH STREET, INC.
Notes to the Financial Statements
December 31, 2020

NOTE 1 – DESCRIPTION OF BUSINESS

25 Bough Street, Inc. ("the Company"), is a public benefit corporation formed in June 29, 2020, under the laws of the State of Delaware. The principal initiative and activity of the Company are to provide education, career awareness, health & wellness, and financial empowerment for the youth and community at large.

The 25 Bough Street development will transform and re-develop a currently blighted property, in what was once a thriving jewelry manufacturing hub in the historic Olneyville section of Providence, Rhode Island, into a multi-purpose, community-anchored facility providing spaces for youth education and empowerment, entrepreneurship, and celebration of life events.

The building spanning 15,194 square feet will support five integrated uses which create an overall experience that most in the family can enjoy.. The Company plans to operate primarily in the metropolitan Providence, Rhode Island area.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its records on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In accordance with this method of accounting, revenue is recognized in the period in which it is earned, and expenses are recognized in the period in which they are incurred.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investors' Capital Fundraising
The Company engaged Wefunder Portal, LLC to raise investor capital of preferred stock under Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503) in January 2021. Funds raised from investors are held in an escrow account called the Wefunder Escrow Account. Undeposited escrow funds are reflected in a receivable account called Undeposited Escrow Funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investors' Capital Fundraising (continued)
For its services as an intermediary, Wefunder Portal, LLC receives 7.5% of the offering amount upon a successful fundraise for the Company which is the Offering Issuer.

Property and Equipment
Once acquired, property and equipment will be carried and stated at their depreciated cost and will include expenditures for improvements which substantially increase their useful lives. Maintenance and repairs will be expensed as incurred.

Revenue Recognition
The Company has not started its operations and has no earned income.

Income Taxes
The Company has not elected whether to be taxed either under the provisions of a C-Corporation or S-Corporation of the Internal Revenue Codes.

NOTE 3 – CONSIDERATION OF COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) a pandemic. As a result, economic uncertainties have arisen which are likely to negatively impact net assets. Other financial impacts could occur though such potential impact is unknown at this time.